SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18 May 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 18 May 2020 re: Update on 2020 AGM arrangements

18 May 2020

Lloyds Banking Group plc (the "Company")

Update on our AGM venue as a result of COVID-19

On 12 May 2020, we published a further update to shareholders to inform them of some important expected changes to our Annual General Meeting ("AGM") as a result of the COVID-19 pandemic.  As stated in the notice of AGM published on 19 March 2020 (the "Notice"), this year's AGM is scheduled to take place on Thursday, 21 May 2020 at 11.00 am.

The original venue specified in the Notice will not now be available to host the AGM as a result of the ongoing restrictions that continue to apply in light of the Covid-19 pandemic. Accordingly, the Board has decided that the AGM will instead be held at the Company's registered office at The Mound, Edinburgh, EH1 1YZ.  The time and date of the AGM remains the same.

As explained in our announcement of 12 May 2020, our AGM will be held with only the minimum number of shareholders present as required to form a quorum under the Company's articles of association, who will be officers or employees of Lloyds Banking Group.  To ensure safety, other shareholders will not be able to gain access to the AGM on the day.

For shareholders who have not yet submitted their votes, proxy appointments or voting instructions we ask that these are provided as soon as possible and received by Equiniti no later than 11.00 am on Tuesday, 19 May 2020 in order to be valid. To ensure that shareholders' votes are counted, the Board strongly encourages shareholders to exercise their right to vote by appointing the chairman of the AGM as their proxy to exercise their right to vote at the AGM in accordance with their instructions.

The results of the votes on the proposed resolutions will be announced in the normal way as soon as practicable after the conclusion of the AGM.

In recognition of the importance of shareholders being given the opportunity to ask questions of the Board, and in order to provide a business update during these unprecedented times, we will be webcasting a pre-recorded presentation on Thursday, 21 May 2020 at 12.00 pm. Please refer to the announcement of 12 May 2020 for further details of this virtual shareholder event.

Shareholders can visit www.lloydsbankinggroup.com/Investors/shareholder-info/shareholder-meetings/ for further information on this year's AGM.

For further information

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 18 May 2020